Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

DATE OF BOARD MEETING AND DATE OF

ANNOUNCEMENT OF SECOND QUARTER 2022 UNAUDITED
FINANCIAL RESULTS

The board of directors (the “Board”) of Noah Holdings Private Wealth and Asset Management Limited (the “Company”) will hold a Board meeting on Monday, August 22, 2022 (Hong Kong time) for the purpose of, among others, approving the unaudited financial results of the Company for the three months ended June 30, 2022 (the “Q2 Results”) and announcement for the Q2 Results (the “Q2 Earnings Announcement”). The Company will announce its Q2 Results at or around 6:00 a.m. on Tuesday, August 23, 2022 (Hong Kong time) on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

Following the Q2 Earnings Announcement, the Company’s senior management will host an earnings conference call at 8:00 a.m. on Tuesday, August 23, 2022 (Hong Kong time) to discuss its Q2 Results and recent business activities. Details of the conference call are as follows:

United States (Toll Free):	1-888-317-6003
Mainland China (Toll Free):	4001-206-115
Hong Kong (Toll Free):	800-963-976
International:	1-412-317-6061
Conference Title:	Noah Holdings 2Q22 Earnings Conference Call
Participant Password:	6885355

A telephone replay will be available starting approximately one hour after the end of the conference call until August 29, 2022 at 1-877-344-7529 (United States Toll Free) and 1-412-317-0088 (International Toll). The replay access code is 9147064.

A live and archived webcast of the conference call will be available on the Company’s investor relations website under the “Announcements & Events” section at http://ir.noahgroup.com.

By Order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, August 10, 2022

As at the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board, Mr. Zhe Yin and Ms. Chia-Yue Chang as executive directors; Mr. Neil Nanpeng Shen and Mr. Boquan He as non-executive directors; and Dr. Zhiwu Chen, Mr. Tze-Kaing Yang, Mr. Jinbo Yao and Ms. May Yihong Wu as independent directors.

1